Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370
and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 5, 2006

Pricing Supplement No. 2006 - MTNDD021 Dated                 , 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Rule 424(b) (2)            File Nos. 333-132370 & 333-132370-01

US$             principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Callable CMS Spread Range Accrual Notes Due 2011

•	Unless otherwise called by us, the notes will bear interest at the rate of approximately 6.5% to 7.5% per annum (to be determined on the date the notes are priced for initial sale to the public, which we refer to as the pricing date) on each calendar day when the difference between the 10-year Constant Maturity Swap Rate (“CMS10”) and the 2-year Constant Maturity Swap Rate (“CMS2”), which difference we refer to as the CMS Spread, is determined to be greater than or equal to 0.00%. On each calendar day on which the CMS Spread is determined to be less than 0.00%, no interest will accrue on the notes. Interest on the notes, if any, is payable quarterly on each March , June , September and December , beginning on September , 2006 and ending on the maturity date.

•	If not previously called by us, the notes will mature on , 2011. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued, unpaid interest.

•	We may call the notes, in whole and not in part, for mandatory redemption on each interest payment date on or after , 2006, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued, unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes at a price of US$1,000 per note. The notes are expected to be sold to the public in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated.

We expect that delivery of the notes will be made against payment therefor on or about                 , 2006. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next business day will be required to specify an alternative cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

To the extent the offer of any notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding Inc. to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent has agreed that it will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent it is permitted under applicable laws and regulations. In so doing, the agent will not impose any additional obligations on Citigroup Funding Inc.

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Callable CMS Spread Range Accrual Notes due 2011 are callable fixed income securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the notes, plus any accrued, unpaid interest due at maturity. The amount of any quarterly interest payments due on the notes will vary and could be zero. Interest payments, if any, will be based on the CMS Spread on each calendar day. For each calendar day that the CMS Spread is greater than or equal to 0.00%, the notes will bear interest at a rate of approximately 6.5% to 7.5% per annum (to be determined on the pricing date). On each calendar day on which the CMS Spread is determined to be less than 0.00%, no interest will accrue on the notes. We may call the notes, in whole and not in part, for mandatory redemption on each interest payment date beginning on                     , 2006. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued, unpaid interest.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The notes mature on                     , 2011, unless they are previously called by us.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the prospectus supplement and the section “Book-Entry Procedures and Settlement” in the prospectus for further information.

Will I Receive Interest on the Notes?

The interest payable on the notes will vary and may be zero. We expect to pay interest, if any, in cash quarterly on each March     , June     , September     , and December     , commencing on September     , 2006 and ending                         , 2011. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to and including the day immediately preceding the next interest payment date, maturity or any earlier date upon which the notes are redeemed as an interest calculation period.

Unless the notes are otherwise called by us, the interest rate for each interest calculation period will equal the product of (x) approximately 6.5% to 7.5% per annum (to be determined on the pricing date) and (y) number of accrual days in the interest calculation period divided by the number of calendar days in the interest calculation period. An accrual day is any calendar day in an interest calculation period on which the CMS Spread is determined to be greater than or equal to 0.00%. No interest will accrue on the notes on any calendar day on which the CMS Spread is determined to be less than 0.00%. As a result, interest payments will vary and could be zero.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to the CMS Spread or another index. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical quarterly interest payments on the notes based on the total number of accrual days occurring during an interest calculation period beginning on June 22, 2006. The following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Pricing date: June 16, 2006
•	Issue date: June 22, 2006
•	Principal amount: US$10,000 (or 10 Notes)
•	Maturity date: June 22, 2011
•	An interest calculation period consisting of ninety calendar days
•	Interest Rate: 7.00% per annum
•	The notes are purchased on the issue date and are not called by us or sold by the investor prior to the maturity date.

The examples below are for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payment will depend on the actual number of accrual days in each interest calculation period and the actual interest rate.

Total Accrual Days During Interest Calculation Period	Hypothetical Quarterly Interest Rate Accrued (per annum)	Hypothetical Quarterly Interest Payment per $10,000
0	0.00%	$ 0.00
10	0.78%	$ 19.44
20	1.56%	$ 38.89
30	2.33%	$ 58.33
40	3.11%	$ 77.78
50	3.89%	$ 97.22
60	4.67%	$116.67
70	5.44%	$136.11
80	6.22%	$155.56
90	7.00%	$175.00

What Will I Receive at Maturity of the Notes?

At maturity, unless your notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued, unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on each interest payment date on or after                 , 2006, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued, unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will only receive 100% of the principal amount of your notes if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and

May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What Has the CMS Spread Been Historically?

We have provided a table showing what the CMS Spread has been historically since 2001. You can find this table in the section “Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the CMS Spread in recent years. However, past performance is not indicative of how each of CMS10 and CMS2 will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on the relevant Constant Maturity Swap Rates. This hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan will by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the notes. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Payments of stated interest on the notes, if any, will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products Inc. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the levels of CMS10 and CMS2, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because CMS10 and CMS2 are floating rates, the CMS Spread will fluctuate. You will not earn interest on any day on which the CMS Spread is less than 0.00%. For every day during an interest calculation period on which the CMS Spread is less than 0.00%, the applicable interest rate for that interest calculation period will be reduced, and if the CMS Spread remains less than 0.00% for an entire interest calculation period, the applicable interest rate for that interest calculation period will be zero.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date on or after                      , 2006. In the event that we call the notes, you will receive only the principal amount of your investment in the notes and any accrued, unpaid interest to and including the call date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Level of CMS10 and CMS2 Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the CMS Spread is greater than 0.00%, resulting in quarterly interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes bear interest at the rate of approximately 6.5% to 7.5% per annum (to be determined on the pricing date) on each calendar day when the CMS Spread is determined to be greater than or equal to 0.00%. As a result, if the CMS Spread remains less than 0.00% for a substantial number of days during an interest calculation period, the effective yield on your notes for such interest calculation period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.    We expect that the market value of the notes at any time may be affected by changes in the CMS Spread. For example, a decrease in the CMS Spread could cause a decrease in the market value of the notes because no interest will be payable on the notes if the CMS Spread is less than 0.00%. Conversely, an increase in the CMS Spread may cause an increase in the market value of the notes because interest will be payable. However, if the CMS Spread remains above 0.00%, the likelihood of the notes being called would increase.

The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect swap markets generally.

Volatility of CMS10 or CMS2.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of either CMS10 or CMS2 changes, the market value of the notes may change.

Call Feature.    Our ability to call the notes prior to their maturity date is likely to limit their value. We believe that if we did not have the right to call the notes, their value could be significantly different.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon CMS10 or CMS2. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the CMS Spread.

The Historical CMS Spread Is Not an Indication of the Future

The historical CMS Spread, which is included in this pricing supplement, should not be taken as an indication of the future CMS Spread during the term of the notes. Changes in the level of either CMS10 or CMS2 will affect the trading price of the notes, but it is impossible to predict whether those rates will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Callable CMS Spread Range Accrual Notes Due 2011 (the “Notes”) are callable fixed income securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes, plus any accrued, unpaid interest due at maturity. The amount of any quarterly interest payments due on the Notes will vary and could be zero. Interest payments, if any, will be based on the CMS Spread on each calendar day. For each calendar day that the CMS Spread is greater than or equal to 0.00%, the Notes will bear interest at a rate of approximately 6.5% to 7.5% per annum (to be determined on the Pricing Date). On each calendar day on which the CMS Spread is determined to be less than 0.00%, no interest will accrue on the Notes. We may call the Notes, in whole and not in part, for mandatory redemption on each Interest Payment Date beginning on                  , 2006. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued, unpaid interest.

Payment at Maturity

At maturity, unless your Notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

Interest

Interest on the Notes, if any, will be payable quarterly on March     , June     , September      and December      of each year, starting on September     , 2006 and ending on                 , 2011, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date, maturity or any earlier date upon which the Notes are redeemed is an Interest Calculation Period. During each of these Interest Calculation Periods interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Unless the Notes are otherwise called by us, the interest rate for each Interest Calculation Period will vary and may be zero. The interest rate will equal the product of (x) approximately 6.5% to 7.5% per annum (to be determined on the Pricing Date) and (y) number of Accrual Days in the Interest Calculation Period divided by the number of calendar days in the Interest Calculation Period. An Accrual Day is any calendar day in an Interest Calculation Period on which the CMS Rate Spread is determined to be greater than or equal to 0.00%, as described in detail below in “—Determination of the CMS Spread.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and in London, England are authorized or obligated by law or executive order to close.

Determination of the CMS Spread

For purposes of determining whether any calendar day in an Interest Calculation Period is an Accrual Day, the CMS Spread will equal (x) the 10-year 30/360 U.S. dollar semi-annual swap rate (“CMS10”) minus (y) the 2-year 30/360 U.S. dollar semi-annual swap rate (“CMS2”), each as quoted on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on such calendar day or, in the case of a calendar day that is not a Business Day, the CMS10 and CMS2 appearing on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the Business Day immediately preceding such calendar day; provided, however that for each calendar day beginning on the fourth Business Day immediately preceding any Interest Payment Date, the CMS Spread will be CMS10 and CMS2 appearing on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the fifth Business Day prior to that Interest Payment Date.

If a rate for CMS10 or CMS2 is not published on “ISDAFIX1” (or any successor page as determined by the calculation agent) on any Business Day on which the rate for CMS10 or CMS2 is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of 10 years or 2 years, as the case may be, as of 11:00 am (London time) on such Business Day. If at least two such quotations are so provided, CMS10 or CM2, as the case may be, will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of 10 years or 2 years, as the case may be, as of approximately 11:00 am (New York City time) on such Business Day. If at least two such rates are so provided, CMS10 or CMS2, as the case may be, will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then CMS10 or CMS2, as the case may be, will be the rate for CMS10 or CMS2, as the case may be, in effect on the immediately preceding Business Day.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on each Interest Payment Date on or after              , 2006, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE CMS SPREAD

The following table sets forth, for each of the periods indicated, the high and the low level of the CMS Spread, as CMS10 and CMS2 were reported on Reuters page “ISDAFIX1”. The historical CMS Spread should not be taken as an indication of the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

CMS Spread

	High	Low
2001
Quarter
First	1.053%	0.289%
Second	1.575	1.065
Third	2.020	1.397
Fourth	2.408	1.879
2002
Quarter
First	2.410	1.872
Second	2.124	1.917
Third	2.530	1.967
Fourth	2.462	2.075
2003
Quarter
First	2.530	2.309
Second	2.563	2.147
Third	2.983	2.382
Fourth	2.743	2.349
2004
Quarter
First	2.502	2.262
Second	2.461	1.937
Third	2.011	1.514
Fourth	1.664	1.126
2005
Quarter
First	1.164	0.733
Second	0.797	0.345
Third	0.398	0.178
Fourth	0.291	0.088
2006
Quarter
First	0.147	–0.037
Second (through June 2, 2006)	0.273	0.113

The CMS Spread calculated as the difference between CMS10 and CMS2, as each were quoted on Reuters page “ISDAFIX1” at 11:00 a.m. (New York time) on June 2, 2006, was 0.192%.

The following graph shows the daily values of the CMS Spread in the period from January 1, 1996 through May 25, 2006 using historical data obtained from Reuters. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Payments of Interest.     Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.    Upon the sale, exchange or retirement (including an exercise of our call right) of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S.

Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., US$              principal amount of Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed US$             per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed US$             per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

The agent has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom;

•	it is not making an offer of the notes in Hong Kong, by means of any document, other than 1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent), 2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules thereunder, or 3) in other circumstances which do not result in this document being a “prospectus” as defined in the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. There is no advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules thereunder;

•	it has not registered this document as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act”). Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes will not be circulated or distributed, nor will the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. It will advise any person receiving a copy of this document that no person may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each person who has subscribed for or purchased notes in Singapore is a person specified in Section 275 of the Securities and Futures Act, namely a person who is:

(a)  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act except:

(i)  to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii)  where no consideration is given for the transfer; or

(iii)  by operation of law;

•	it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierpospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the notes; and

•	no notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes. The disclosure in this section replaces the disclosure contained in the section “ERISA Matters” in the accompanying prospectus supplement.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$

Callable CMS Spread

Range Accrual Notes

Due               , 2011

($1,000 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing  Supplement

                  , 2006

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup